UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the *Securities Exchange Act of 1934*

For the month of December 2006

Commission File No. 000-51236

RIPPLE LAKE DIAMONDS INC.

Registrant's Name

#305, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

        Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*

                              Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Documents Included as Part of this Report

Exhibit No.   Document

99.1   Notice of Annual General Meeting
99.2   Information Circular
99.3   Financial Statement Request Form
99.4   Form of Proxy

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIPPLE LAKE DIAMONDS INC.

(Registrant)

By
/s/ *Robert Lipsett*
Robert Lipsett,
President and CEO

Date   **December 29th , 2006**

RIPPLE LAKE DIAMONDS INC.
Suite 305 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Ripple Lake Diamonds Inc. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on December 20, 2006, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended June 30, 2006.

2. To fix the number of Directors at three.

3. To elect Directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the Directors to fix the remuneration to be paid to the auditor.

6. To approve and ratify the Company's existing Stock Option Plan.

7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 31st day of October, 2006.

BY ORDER OF THE BOARD

"ROBERT LIPSETT"
ROBERT LIPSETT
President/Chief Executive Officer

RIPPLE LAKE DIAMONDS INC.
Suite 305 - 595 Howe Street
Vancouver, British Columbia, V6C 2T5

Telephone: (604) 484-8264   Facsmile: (604) 688-9727

INFORMATION CIRCULAR
(As at October 31, 2006, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the Annual General Meeting (the "Meeting") of the Company to be held on December 20, 2006 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 36,115,682 shares are issued and outstanding. Persons who are registered shareholders at the close of business on November 20, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Robert Lipsett	*5,839,501*	*16.2%*

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at three.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a Director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ②*
George Cavey, P.Geo. ① Vancouver, B.C., Canada *Vice President Exploration, Director*	President, OreQuest Consultants Ltd.	May 2004	970,000
Timothy Crowhurst Vancouver, B.C., Canada *Director*	President, Sea Level Communications Ltd.	June 2004	1,000,000
William Schmidt Vancouver, B.C., Canada	Barrister and Solicitor, Hemsworth Schmidt	Not previously elected	Nil

①   Member of the audit committee. Edward George Williams and Nell Dragovan are also currently members of the audit committee, but are not being nominated for election as Directors.

②   Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 31, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a)   is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

    (i)   was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii)   was subject to an event that resulted, after the Director or executive officer ceased to be a Director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii)   or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)   has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

The following Directors of the Company hold Directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
George Cavey	Staccato Gold Resources Ltd. Icon Industries Limited Orex Ventures Inc. Orko Gold Corporation Tri-Gold Resources Corp.
Timothy Crowhurst	Santa Cruz Ventures Inc.
William Schmidt	Clifton Star Resources Inc. Unbridled Energy Corporation Santa Cruz Ventures Inc. Exchequer Resource Corp.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 (**"Statement of Executive Compensation" ("Form 51-102F6"**)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2006 and the other three most highly compensated executive officers of the Company as at June 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").


Summary Compensation Table


NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SARs Granted (#)	Shares/Units Subject to Resale Restrictions ② ($)	LTIP Payouts ($)	
Robert Lipsett CEO	2006	$72,000	Nil	Nil	80,000	Nil	Nil	Nil
	2005	$72,000	Nil	Nil	300,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Foo Chan CFO	2006	$12,000	Nil	Nil	200,000	Nil	Nil	Nil
	2005	$12,000	Nil	Nil	100,000	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil


Long Term Incentive Plan (LTIP) Awards


The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.


Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year


The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Option/SARs Granted ① (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ② ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Robert Lipsett CEO	80,000	5.4%	$0.25	$0.25	Jan. 25, 2011
Foo Chan CFO	150,000 50,000	13.5%	$0.40 $0.25	$0.40 $0.25	Sept. 21, 2010 Jan. 25, 2011

①   The options for common shares become exercisable on the date of grant.

②   The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer during the Company's last financial year end, except employment agreements were entered into with Robert Lipsett and Foo Chan effective July 1, 2006, pursuant to which Mr. Lipsett receives $6,000 per month and Foo Chan receives $2,500 per month.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to the officers, employees and Directors. The Company did grant 430,000 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,680,000	$0.33	931,568
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,680,000		931,568

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Amisano Hanson were first appointed as auditors on February 10, 2005.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of five Directors, four of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. George Cavey, Timothy Crowhurst, Edward George Williams and Nell Dragovan are independent. Robert Lipsett is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent Directors on an informal basis as the independent Directors have regular and full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.   access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information; and
2.   access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are George Cavey, Timothy Crowhurst, Edward George Williams and Nell Dragovan. These Directors have the responsibility for determining compensation for the Directors and senior management.

To determine compensation payable, the independent Directors review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company.

Board Committees

As the Directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of Directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development.

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually*,* or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)   Review and update this Charter annually.

(b)   Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)   Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)   Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)   Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)   Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)   Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)   At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)   Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)   Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)   Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.   the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.   such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.   such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)   In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)   Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)   Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)   Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)   Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)   Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)   Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)   Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)   Review certification process.

(j)   Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

George Cavey	Independent ①		Not financially literate ①
Edward George Williams	Independent ①		Financially literate ①
Nell Dragovan	Independent ①		Financially literate ①

①   As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$29,900	Nil	Nil	Nil
2005	$21,000	Nil	Nil	$2,500

Exemption in Section 6.1 of MI 52-110

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) **Approval and Ratification of Stock Option Plan**

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective March 3, 2005, which was approved by the Exchange and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 305 – 595 Howe Street, Vancouver, British Columbia, V6C 2T5, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 31st day of October, 2006.


APPROVED BY THE BOARD OF DIRECTORS

"ROBERT LIPSETT"
ROBERT LIPSETT
President/Chief Executive Officer


Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx.** Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

RIPPLE LAKE DIAMONDS INC.

Please select <u>one or both</u> of the following options: _____ **Annual Financial Statements & MD & A**

_____ **Quarterly Financial Statements & MD & A**

Name: _____

Address: _____

Street Name & Number   _Apt. or Suite_

_____

City   _Prov or State_   _Country_   _Postal or Zip Code_

Email Address: _____   Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: _____   Date: _____

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

GRB\403101\AGM2006\0766

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF RIPPLE LAKE DIAMONDS INC.
TO BE HELD AT 10TH FLOOR – 595 HOWE STREET, VANCOUVER, B.C., ON WEDNESDAY, DECEMBER 20, 2006, AT 11:00 A.M. (Vancouver Time)

I/We being holder(s) of the Company hereby appoint:

ROBERT LIPSETT, a Director of the Company, or failing this person, **GEORGE CAVEY**, a Director of the Company, or in the place of the foregoing,

(print the name) _____ ,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: _____

DATE SIGNED: _____

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. **Appointment of Amisano Hanson as auditor of the Company**		N/A	
2. **To authorize the Directors to fix the auditor's remuneration**			N/A
3. **To determine the number of Directors at three**			N/A
4. **To elect as Director, George Cavey**		N/A	
5. **To elect as Director, Timothy Crowhurst**		N/A	
6. **To elect as Director, William Schmidt**		N/A	
7. **To approve and ratify the Company's existing Stock Option Plan**			N/A
8. **To transact such other business as may properly come before the Meeting**			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **must be signed by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **If this Instrument of Proxy is not dated** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4. **A holder who wishes to attend the Meeting and vote on the resolutions in person** may simply register with the scrutineers before the Meeting begins.

5. **A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions**, may do the following:

   (a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder**). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) **appoint another proxyholder,** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, **the holder may still attend the Meeting and may vote in person**. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** **To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.**

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. **Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.**

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.